

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05047752

March 17, 2005

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/17/2005

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Gleeson:

This is in response to your letters dated January 14, 2005 and February 11, 2005 concerning the shareholder proposal submitted to Alaska by James E. Roberts. We also have received a letter on the proponent's behalf dated February 6, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com
206-467-2833

January 14, 2005


SEC MAIL PROCESSING
RECEIVED
JAN 18 2005
WASH. D.C.
213
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza 4
50 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of James E. Roberts (the "Proponent")

Dear Sir/Madam:

We are counsel to Alaska Air Group, Inc. ("Alaska" or the "Company") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 17, 2005. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "Staff") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "Commission") on or about April 4, 2005.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

WG:caw

Cc: James E. Roberts
Richard E. Foley

K:\39880\00018\WG\WG__L20I7

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("Alaska" or the "Company"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "Proposal"), submitted by James E. Roberts (the "Proponent"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2005 Annual Meeting of Stockholders (collectively, the "2005 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 17, 2005. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

The Proposal proposes to amend Article III, Section 1 of the bylaws of Alaska (the "Bylaws"). The Bylaw currently reads:

> A majority of the members of the Board of Directors shall not be employees of the Company. These Bylaws shall not be amended to change the requirement for a majority of outside directors unless approved by a vote of the shareholders, or by a vote of a majority of the outside directors, but in no case prior to September 14, 1995. The number, qualification and term of office of the Directors shall be as set forth in the Certificate of Incorporation.

The amendment would amend the Bylaw to require annual election of all directors making the Bylaw read as follows:

> A majority of the members of the Board of Directors shall not be employees of the Company. These Bylaws shall not be amended to change the requirement for a majority of outside directors unless approved by a vote of the shareholders, or by a vote of a majority of the outside directors, but in no case prior to September 14, 1995. The number, qualification of the Directors shall be as set forth in the Certificate of Incorporation. Each Director shall be elected annually.

The Proposal further provides:

> This Bylaw amendment to require simple majority voting at our company may be amended, repealed or replaced only by a majority vote of our shareholders.

The Proposal further states before the "supporting statement" that "James E. Roberts makes this proposal" and then provides:

> His contact information is structurally essential to this proposal. Contact him via the web at <http:www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the entire Proposal from its 2005 Proxy Materials pursuant to the following provisions of Rule 14a-8:

(a) Subsection (i)(1) of Rule 14a-8, because the Proposal is not a proper subject for stockholders under the General Corporation Law of Delaware ("DGCL"), the jurisdiction in the Company is incorporated; and

(b) Subsection (i)(2) of Rule 14a-8, because the Proposal, if implemented, would cause the Company to violate the DGCL.

We also hereby notify the Staff of Alaska's intention, if the Staff does not concur that the entire Proposal can be excluded, to exclude the references to the website and the telephone number from its 2005 Proxy Materials pursuant to subsection (i)(3) of Rule 14a-8.

We respectfully request that the Staff concur in our views for the reasons set forth below.

I. THE ENTIRE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(1) and (2).

(a) Declassifying the Board. The Company currently has a classified Board of Directors (the "Board"). The Board is divided into three classes with one class elected each year for a three year term.

The Proposal provides that the Bylaws be amended to provide for the annual election of directors. The effect of the Proposal would be to eliminate the Company's current classified Board.

8 Del. C. §141(d) provides that a classified board may be established as follows:

> The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the annual meeting next ensuing; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification and election, directors shall be

> chosen for a full term, as the case may be, to succeed those whose terms expire.

The Company's classified board was established by inclusion of provisions relating to a classified board in the restated certificate of incorporation (the "Certificate"). The effect of the proposed Bylaw would be that the Bylaws would mandate that all directors be elected annually, while the Certificate would mandate that "the Board of Directors shall be divided into three classes, with said classes to be as equal in number as may be possible" and one class be elected each year on a rolling three year schedule. If the Proposal were adopted, there would be a clear conflict between the Bylaws and the Certificate.

8 Del. C. § 109(b) provides that Bylaws may not be inconsistent with the Certificate of Incorporation.

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees. (emphasis supplied)

In 1988, in Roven v. Cotter, the Delaware Chancery considered a bylaw that was adopted in a situation where the existing certificate of incorporation provided for a classified board. The bylaw, which allowed removal of a director before the expiration of the director's full term, was inconsistent with the charter provision on the classified board and Section 141(d), as that section was then written. The court held that the bylaw was ineffective because it conflicted with the certificate of incorporation and with Section 141(d). The court said:

> In 1960 this court decided *Essential Enterprises Corp. v. Automatic Steel Products, Inc.*, Del.Ch., 39 Del. Ch. 93, 159 A.2d 288 (1960), which circumscribed the right of a corporation to remove a director on a classified board before he or she had served a "full term". That case involved a bylaw, permitting stockholders to remove directors with or without cause, which was found inconsistent both with a charter provision creating a classified board, and with § 141(d) which authorized the classified board provision. The court found that the shareholders had ordained a classified board in the charter, which could not be defeated through a bylaw. 159 A.2d at 291. This, of course, is an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation. *See, e.g.*, 8 *Del.C.* § 109(b) (1983); *Gaskill v. Gladys Belle Oil Co.*, Del.Ch., 16 Del. Ch. 289, 146 A. 337, 340 (1929).

In order for the classified board to be eliminated at Alaska, it would be necessary to amend the Certificate. Bylaws, whether adopted by shareholders or the Board, are ineffective as a means of authorizing a classified board.

(b) Shareholder-Amendment-Only. The Proposal proposes to amend the Bylaws in two ways. The first is a substantive amendment relating to declassifying the Board, as discussed above (the "Amendment") and the second is related to how the Amendment may be amended, modified or repealed. The proposed Bylaw also provides that the Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by the stockholders, the Amendment cannot be amended, modified or repealed by the Board as a result of the Shareholder-Amendment-Only provision.

Alaska's Certificate provides in Article 8 that the Board has the power to adopt, amend or repeal the Bylaws. Article 8 provides:

> The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation not contained in the Certificate of the Board's power to "amend or repeal the Bylaws."

Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. §109(b). That section provides:

> The bylaws may contain any provision, not inconsistent with law *or with the certificate of incorporation . . . .*" (emphasis added)

It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

The Company's position is supported by the Toys R Us no-action letter (available April 9, 2002). In that letter, the Staff granted a no-action position based on subsection (i)(2) of Rule 14a-8. The no-action letter noted that the company submitted an opinion of counsel to the effect that the implementation of the proposal would cause the Company to violate Delaware law. One of the bases for the opinion of counsel involved inconsistency between the proposed bylaw and the certificate of incorporation. The company's certificate of incorporation provided that "The Board of Directors is authorized to adopt, amend, or repeal By-laws of the Corporation." The shareholder proposal provided that the bylaw "cannot be amended, modified or repealed by the Board." Counsel opined that "since the Certificate states that the Board can amend the bylaws, the stockholders cannot take away that power by bylaw amendment."

(c) Reasons for Exclusion. The declassification of the Board and the Shareholder-Amendment-Only Provision are both integral parts of the Proposal. The entire Proposal may be eliminated for the following reasons:

The Proposal may be excluded under subsection (i)(1) of Rule 14a-8 because it ignores the statutory role of directors by proposing direct adoption. In order to provide that either (i) the classified board be eliminated or (ii) a Bylaw may not be amended, modified, or repealed by the directors of Alaska, it would be necessary to amend the Certificate. Under 8 Del. C. § 242(b), the first step in any amendment to the Certificate is for "Board of Directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted can the stockholders vote on the proposal to amend the Certificate. Until such time as the Board has adopted such resolution(s) and submitted to stockholders for a vote, it is not a proper subject for action by shareholders.

The Proposal may be excluded under subsection (i)(2) of Rule 14a-8 because:

(a) a proposal, such as this Proposal that would not be a proper subject for shareholder action under state law and accordingly would, if adopted, violate state law;

(b) the Proposal, if adopted, would cause the Bylaws to be inconsistent with 8 Del. C. § 141(d) regarding a classified board and to be in violation of the DGCL; and

(c) the Proposal, if adopted, would cause the bylaws to be inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C. § 109(b) regarding the classified board and the Board's powers of directors to amend, repeal, or modify the Bylaws.

We have attached our opinion of counsel as Exhibit C providing our legal opinion on the matters addressed in the two preceding paragraphs

II. REFERENCES TO WEBSITE ADDRESS AND TELEPHONE NUMBER MAY BE EXCLUDED UNDER RULE 14a-8(i)(3).

The Proposal states that Mr. Roberts contact information is "structurally essential" to "this proposal."

> His contact information is structurally essential to this proposal. Contact him via the web at http:www.votepal.com. and by phone toll free at 1-866-286-8387 (1866-2voteus).

Deletion of Website Reference

Staff Legal Bulletin 14 ("SLB 14") provides that the Staff may concur with the company's view that reference to the website may be excluded if "the information contained on the website may be materially false or misleading, [or] irrelevant to the subject matter of the proposal."

At least some of the information on the website, http:www.votepal.com (the "Website") is contrary to the Commission's proxy rules because the information "directly or indirectly make[s] charges concerning improper [or] illegal . . . conduct . . . without factual foundation." See Staff Legal Bulletin 14B.

At least some of the information on the website is irrelevant to the subject matter of the Proposal.

Website reference may be excluded because it charges material and improper or illegal conduct without factual foundation.

The Website contains a document entitled "(posted 7-30-04) U.S. Dept. of Labor Employee Benefits Security Administration Responds to 6-18-04 Ashcroft letter," which is a report of a conversation between an employee of U.S. Dept. of Labor Employee Benefits Security Administration ("EBSA") and Steve Nieman. Mr. Nieman apparently had written a letter to the Attorney General and apparently that letter was referred to EBSA. The report of the conversation characterizes the subject matter of the letter as "voting irregularities at stockholder meetings over the last two years at the AAG."

> On Thursday July 29, 2004, an official of the U.S. Dept. of Labor Employee Benefits Security Administration (EBSA) responded to the June 18, 2004 letter AAG employee board candidate Steve Nieman wrote to U.S. Attorney

> General John Ashcroft alerting him about voting irregularities at stockholder meetings over the last two years at the AAG. The official asked Mr. Nieman to collect and mail to him additional documentation as the EBSA prepares to conduct its investigation. (emphasis supplied)

The report of the conversation does not define "voting irregularities," but in the United States in 2005, there is little doubt that the term may convey a meaning of, among other things, vote fraud, vote suppression, and/or voter intimidation. There is no doubt that

(a) the claim that there were "voting irregularities at stockholder meetings over the last two years at the AAG" is, and would be read by a reasonable reader as, a charge of "improper or illegal" conduct by Alaska; and
(b) if there were in fact voting irregularities, reasonable shareholders would believe such voting irregularities to be material.

There is also no doubt that not even Mr. Nieman believes that there were any real "voting irregularities." The document does not provide a factual foundation for the charge of "voting irregularities" because there is no factual foundation. Buried in Mr. Nieman's six page, 2,200 word letter to the Attorney General is the statement:

> to the best of our knowledge, all SEC regulations and laws were complied with.

Buried elsewhere in the letter, after he discusses practices and procedures used in connection with Alaska's annual meetings, he makes the following statement:

> While this may not be illegal, we would characterize this as the least optimal choice available to AAG management.

These statements indicate that even Mr. Nieman could not believe that there were in fact "voting irregularities." The fact that Mr. Nieman makes accurate statements in a long letter that many visitors to the website will not read does not cure the charge of illegal or improper conduct in the report of the conversation.

Because the Website contains statements that charge material and illegal or improper conduct by Alaska without factual foundation, the reference to the website should be excluded under subsection (i)(3) of Rule 14a-8.

Website reference may be excluded because the website contains information not relevant to the subject matter of the Proposal.

The Website contains a great deal of information that does not relate to the subject matter of the Proposal. For example, the Website contains a document entitled "We've Proven Anyone Can Conduct a Proxy Contest . . . How About You??," which is apparently an advertisement for the Website as a vehicle for proxy contests at other companies. The document states:

> Votepal would love to assist others interested in running affordable proxy contests (our cost $500) for corporate board seats at other companies to hold directors accountable and expedite changes in proxy rules and voting. If interested, email: help@votepal.com.

The Website also contains the following documents, all of which contain information not relevant to the Proposal.

2005 Campaign Begins: Preliminary Form of Proxy Filed with the SEC11-17-04

(posted 10-18-04)Letter to NYSE re: proxy voting at the AAG

(posted 7-30-04) U.S. Dept. of Labor Employee Benefits Security Administration Responds to 6-18-04 Ashcroft letter

June 18, 2004 letter to U.S. Attorney General John Ashcroft and other parties regarding the '03 and '04 votes at the AAG, Inc.

Voting Results from the May 18, 2004 AAG Inc. Stockholders Meeting

From Archives: Voting Results from 2003 AAG meeting

It's a Wrap--Tail End Communications

Our May 3, 2004 14A Definitive Form of Proxy and Proxy Card

pdf downloadable/ printable version of our Proxy Statement

Additional Definitive Proxy Material (last updated May 16, 04)

May 10, 2004 Important Notice!!! Putnam Voting Instructions Received for 401(k) AS/QX Plan Participants

Archive to the 2003 Proxy Fight at the AAG

Because the Website contains numerous statements that are irrelevant to the subject matter of the Proposal and the reference to the website should be excluded under subsection (i)(3) of Rule 14a-8.

Deletion of the Telephone Number

The Proposal indicates that a person receiving the proxy statement and desiring to contact Mr. Roberts may "contact him . . . by phone toll free at 1-866-286-8387 (1866-2voteus)."

A total of nine persons submitted shareholder proposals for this Annual Meeting. Eight of the proposals indicate that the proponent, including Mr. Roberts with respect to the Proposal, can be contacted at 1-866-286-8387 (1866-2voteus).

The telephone number is not the phone number for Mr. Roberts or any other proponent. It is a phone number in the home of Mr. Richard Foley, who is one of the insurgents' nominees for director. Several of the proponents, including Mr. Roberts, have, in letters to the Company, designated "Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal."

Based on information available to Alaska, none of the proponents, including Mr. Roberts, lives with Mr. Foley.

A reasonable stockholder reading the statement that he/she may "contact him . . . by phone toll free at 1-866-286-8387 (1866-2voteus)" would believe that he/she was calling Mr. Roberts. A reasonable stockholder would not believe that he/she was contacting a person who is running as an insurgent director and who is merely a representative of Mr. Roberts. Accordingly, the reference to the phone number as a means of contacting Mr. Roberts is materially false and misleading and should be excluded under subsection (i)(3) of Rule 14a-8.

EXHIBIT B

STOCKHOLDER PROPOSAL

NO. 4 – ELECT EACH DIRECTOR ANNUALLY

RESOLVED: Shareholders amend Article III BOARD OF DIRECTORS Section 1. "Number, Qualification and Term of Office" to delete the phrase "and term of office" in the last sentence, and add the following additional sentence: "Each Director shall be elected annually."

This proposal does not affect the unexpired terms of directors.

This Bylaw amendment to elect each director annually at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Air Captain James E. Roberts makes this proposal. His contact information is structurally essential to this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

Rate of Support in 2003 was 70%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive than the raw percentage because this support followed our Directors' objections. The 30% management vote represent only 20% of our shares outstanding.

Our Directors did not provide any management position evidence that they consulted with a corporate governance authority who supported this proposal topic. I believe our directors have a fiduciary duty to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

How can our directors reasonably claim that three-year Director terms are as good as one-year terms? Would this type of thinking lead to a policy of employee reviews once every three years?

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them. (Source: "Take on the Street" by Arthur Levitt)

I believe our Directors' opinion is unfounded that the annual election of each director could leave our company without experienced Directors. In the unlikely event that shareholders vote to replace all Directors, such a decision would express overwhelming dissatisfaction with the incumbent Directors and would reflect the need for change.

I believe that it is particularly important to take this one step to improve our shareholder rights. I believe that management of our company had many 2003 practices which prove they are not the shareholders' friends. Besides a majority vote on this proposal, our Directors ignored three other majority shareholder votes in 2003--(1) To reinstate simple majority voting; (2) to expense stock options; (3) to ensure a Poison Pill is approved by shareholders.

Council of Institutional Investors Recommendation

The Council of Institutional Investors at <www.cii.org>, whose members have $2 trillion invested, called for annual election of each Director.

ELECT EACH DIRECTOR ANNUALLY YES ON 4

EXHIBIT C

William Gleeson
WilliamG@prestongates.com
206-467-2833

January 14, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

Re: Stockholder Proposal to Alaska Air Group, Inc. of James E. Roberts (the "Proponent")

Dear Sir/Madam:

We have acted as counsel to Alaska Air Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by the Proponent that the Proponent intends to present at the Company's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, the Company has requested that we provide you with our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); (ii) the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth

Preston | Gates | Ellis LLP

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925 FOURTH AVENUE, SUITE 2900 SEATTLE, WA 98104-1158 TEL: (206) 623-7580 FAX: (206) 623-7022 www.prestongates.com

Anchorage Coeur d'Alene Hong Kong Orange County Portland San Francisco Seattle Spokane Washington, DC therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal proposes an amendment to the Company's Bylaws in part to declassify the Company's Board by providing for annual election of all directors confidential voting (this part of the Proposal is referred to as the "Declassification Amendment"). The proposed Bylaw also provides that the Declassification Amendment can be amended, modified, or repealed only by a majority vote of stockholders. We refer to this part of the proposed Bylaw as the "Shareholder-Amendment-Only" provision. It necessarily follows that if the Proposal is adopted by stockholders, the Declassification Amendment cannot be amended, modified or repealed by the Company's Board of Directors (the "Board") as a result of the "Shareholder-Amendment-Only" provision.

Declassification Amendment. The Company currently has a classified Board. The Board is divided into three classes with one class elected each year for a three year term.

The Declassification Amendment provides that the Bylaws be amended to provide for the annual election of directors. The effect of the Proposal would be to eliminate the Company's current classified Board.

8 Del. C. §141(d) provides that a classified board may be established as follows:

> The directors of any corporation organized under this chapter may, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes; the term of office of those of the first class to expire at the annual meeting next ensuing; of the second class 1 year thereafter; of the third class 2 years thereafter; and at each annual election held after such classification and election, directors shall be chosen for a full term, as the case may be, to succeed those whose terms expire.

The Company's classified board was established by inclusion of provisions relating to a classified board in the restated Certificate. The effect of the Declassification Amendment would be that the Bylaws would mandate that all directors be elected annually, while the Certificate would mandate that "the Board of Directors shall be divided into three classes, with said classes to be as equal in number as may be possible" and one class be elected each year on a rolling three year schedule. If the Declassification Amendment were adopted, there would be a clear conflict between the Bylaws and the Certificate.

8 Del. C. § 109(b) provides that Bylaws may not be inconsistent with the Certificate of Incorporation.

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees. (emphasis supplied)

In 1988, in Roven v. Cotter, the Delaware Chancery considered a bylaw that was adopted in a situation where the existing certificate of incorporation provided for a classified board. The bylaw, which allowed removal of a director before the expiration of the director's full term, was inconsistent with the charter provision on the classified board and Section 141(d), as that section was then written. The court held that the bylaw was ineffective because it conflicted with the certificate of incorporation and with Section 141(d). The court said:

> In 1960 this court decided *Essential Enterprises Corp. v. Automatic Steel Products, Inc.*, Del.Ch., 39 Del. Ch. 93, 159 A.2d 288 (1960), which circumscribed the right of a corporation to remove a director on a classified board before he or she had served a "full term". That case involved a bylaw, permitting stockholders to remove directors with or without cause, which was found inconsistent both with a charter provision creating a classified board, and with § 141(d) which authorized the classified board provision. The court found that the shareholders had ordained a classified board in the charter, which could not be defeated through a bylaw. 159 A.2d at 291. This, of course, is an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation. *See, e.g.*, 8 *Del.C.* § 109(b) (1983); *Gaskill v. Gladys Belle Oil Co.*, Del.Ch., 16 Del. Ch. 289, 146 A. 337, 340 (1929).

In order for the classified board to be eliminated at Alaska, it would be necessary to amend the Certificate. Bylaws, whether adopted by shareholders or the Board, are ineffective as a means of authorizing cumulative voting when there are provisions in the Certificate creating a classified board.

The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

1. Because of the Declassification Amendment provision, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to eliminate a

classified board, it would be necessary to amend the Certificate. Under 8 Del. C. § 242(b), the first step in any amendment to the certificate of incorporation is for "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the Certificate. Until such time as the Board has adopted a resolution and submitted to stockholders for a vote, it is not a proper subject for action by shareholders.

2. The Declassification Amendment provision would not, if adopted, be valid under the General Corporation Law because:

   (a) a proposal such as this Proposal that would not be a proper subject for shareholder action under the General Corporation Law and would, if adopted, violate the General Corporation Law; and

   (b) the Declassification Amendment, if adopted, would cause the Bylaws to be inconsistent with and in violation of 8 Del. C. 141(a) and inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C. § 109(b).

Shareholder Amendment Only Provision. The "Shareholder-Amendment-Only" provision provides that the Declassification Amendment can be amended, modified, or repealed only by a majority vote of stockholders. It necessarily follows that if the Proposal is adopted by stockholders, the Declassification Amendment cannot be amended, modified or repealed by the Board as a result of the Shareholder-Amendment-Only provision.

Alaska's Certificate provides in Article 8 that the Board has the power to adopt, amend or repeal "the Bylaws." Article 8 provides:

> The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

The Shareholder-Amendment-Only provision is inconsistent with Article 8 of the Certificate because it imposes a limitation, not contained in the Certificate, of the Board's power to "amend or repeal the Bylaws."

Under Delaware law, a bylaw may not conflict with a provision in the certificate of incorporation. 8 Del. C. §109(b). That section provides:

> The bylaws may contain any provision, not inconsistent with law *or with the certificate of incorporation* . . . ." (emphasis added)

It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

The Proposal is not cast in terms of an amendment to the Certificate and the Board has not adopted a resolution recommending to the stockholders an amendment to the Certificate concerning the subject matter of the Proposal.

Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that:

1. Because of the Shareholder-Amendment-Only provision, the proposed Bylaw is not a proper subject for action by shareholders under the General Corporation Law because the Proposal ignores the statutory role of directors by proposing direct adoption of an action that can only be effected if the Board participates. In order to provide that a Bylaw may not be amended, modified, or repealed by the directors of Alaska, it would be necessary to amend the Certificate. Under 8 Del. C. § 242(b), the first step in any amendment to the certificate of incorporation is for "board of directors [to] adopt a resolution setting forth the amendment proposed, declaring its advisability." Only after such a resolution has been adopted may the stockholders vote on the proposal to amend the Certificate. Until such time as the Board has adopted a resolution and submitted to stockholders for a vote, it is not a proper subject for action by shareholders.

2. The Shareholder-Amendment-Only provision would not, if adopted, be valid under the General Corporation Law because:

    (a) a proposal such as this Proposal that would not be a proper subject for shareholder action under the General Corporation Law would, if adopted, violate the General Corporation Law; and

(b) the Shareholder-Amendment-Only provision, if adopted, would cause the Bylaws to be inconsistent with the Certificate, which would cause the Bylaws to be in violation of 8 Del. C. § 109(b).

The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

Preston|Gates|Ellis LLP

RECEIVED
2005 FEB 14 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

William Gleeson
WilliamG@prestongates.com
206-467-2833

February 11 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza 4
50 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals to Alaska Air Group, Inc. of Messrs. Roberts, Davidge, Nieman, Flinn, Dayton, Furqueron and Ms. Brady

Dear Sir/Madam:

On January 14, 2005, Alaska Air Group, Inc. ("Alaska" or the "Company") submitted no-action requests under Rule 14a-8 in respect of eight shareholder proposals. In order to facilitate review by the Staff, we noted in a cover letter (a copy of which is attached as Exhibit A) that there was one issue common to all proposals, which "involves references to a website and a telephone number" (the "Identification Issue"). We also noted that there was an issue common to all of the proposals other than those of Messrs. Nieman and Dayton, which "involves a proposed bylaw that cannot be amended or repealed by the board of directors" (the Shareholder-Amendment-Only Bylaw Issue").

On February 6, 2005, Mr. Steve Nieman submitted a letter (the "Nieman Letter") to the Staff on behalf of six of the proponents:

Mr. Roberts	Mr. Nieman
Mr. Davidge	Mr. Flinn
Ms. Brady	Mr. Dayton

The Nieman Letter raises a number of issues, two of which were the Shareholder-Amendment-Only Bylaw Issue and the Identification Issue.

On February 4, 2005, Mr. Richard Foley submitted a letter (the "Foley Letter") to the Staff on behalf of Mr. Furqueron, who had submitted a shareholder proposal to the Company.

The Foley letter raises a number of issues, two of which were the Shareholder-Amendment-Only Bylaw Issue and the Identification Issue.

The Nieman and Foley letters do not refer to a proposal submitted by Mr. Woods, although it shares the Shareholder-Amendment-Only Bylaw Issue and the Identification Issue.

This letter, and the accompanying opinion of counsel, are intended to respond to Shareholder-Amendment-Only Bylaw Issue and the Identification Issue raised with respect to the proposals that are the subject of the Nieman and Foley Letters.

This letter and the accompanying opinion of counsel should be viewed as supplemental and not as a concession with respect to any issue addressed in the earlier letters or opinions of counsel but not addressed in this letter or the accompanying opinion of counsel.

Shareholder-Amendment-Only Bylaw Issue

The Nieman Letter states that "ultimately, under the DGCL, . . . the shareholders hold the final power to propose and enact changes to the Bylaws" and the Company "offered its shares to the public under a set of Bylaws in which it agreed to provide the shareholders with a 'veto' power over a change in the Bylaws enacted by the Board."

The Foley Letter argues that the Company's argument concerning the Shareholder-Amendment-Only Bylaw is "incomplete" because we do not point to "precise words to be attributed to the Board such as 'acting unilaterally, having sole authority and acting alone . . .". It also argues that the Schering-Plough letter (January 18, 2005) is relevant.

The issue raised by the Nieman Letter and the first issue raised by the Foley Letter are addressed in the supplemental opinion of counsel, which is attached as Exhibit B. The opinion makes clear that the Shareholder-Amendment-Only Bylaw may be excluded because it conflicts with the Certificate of Incorporation and thus would violate Delaware law. In particular, in Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990), the court addressed a proposed bylaw to be adopted by shareholders. It would fix the number of directors. The proposed bylaw provided that it could not be amended or repealed by the board. The issue was whether the limitation on the board's power to amend the bylaw (and change the number of directors) conflicted with the power granted to the board in the certificate of incorporation "to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws." The Delaware Supreme Court held that the proposed bylaw impinged upon the board's "general authority [granted by the certificate] to adopt or amend corporate by-laws." It said that the proposed bylaw and the certificate of incorporation "are in obvious conflict" and as a result, the proposed bylaw is "clearly 'inconsistent with' the directors' power" under the certificate and the bylaw "would be a nullity if adopted." The Delaware Supreme Court said:

> Centaur's proposed amendment to Section 16 of the by-laws states: "the number of Directors of the Corporation shall be fixed at fifteen (15) commencing as of the

> election of directors at the 1990 Annual Meeting of Stockholders. The foregoing sentence is not subject to amendment, alteration or repeal by the Board of Directors." Article Eighth of the articles of incorporation provides: "the number of directors of the Corporation shall be fixed by and may from time to time be altered as provided in the By-Laws . . . ." To the extent that the directors have general authority to adopt or amend corporate by-laws, these two provisions are in obvious conflict. The by-law amendment proposed by Centaur fixes the number of directors at fifteen. Article Eighth grants the board broad authority to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws. Because the proposed provision is clearly "inconsistent with" the directors' power to enlarge the board without limit, it would be a nullity if adopted.

As in Centaur Partners IV, the proposed Shareholder-Amendment-Only Bylaw would specifically conflict with the powers granted in the Certificate to the directors to amend and repeal Bylaws and thus is inconsistent with the Certificate and would violate Delaware law.

The Schering-Plough letter is fundamentally different from the issues raised by a bylaw that can not be amended by the directors. The proposal in Schering-Plough was not inconsistent with the provisions of the certificate of incorporation as is the Shareholder-Amendment-Only Bylaw and Schering-Plough did not argue inconsistency in its no-action request. Thus, the Schering-Plough letter is irrelevant to the Shareholder-Amendment-Only Bylaw, which is objectionable because it is inconsistent with the Company's Certificate of Incorporation.

Identification Issue.

Website. The Nieman Letter indicates that "certain changes have been made to www.votepal.com, which we think should be acceptable to the Commission." In our no-action requests, we said that most of the materials on the votepal website were irrelevant to the shareholder proposals and some were misleading. We have reviewed the website as of February 9, 2005 and have determined that none of the materials on the website as of the date of our no-action requests have been deleted. A "Legal Notice" was added to the website, the effect of which is to draw attention to the fact that irrelevant materials are included on the website. The Legal Notice says:

> **Legal Notice:**
> Be advised that this site contains materials from previous proxy contests in previous years, and may contain materials related to different companies.

The Nieman Letter does in fact concede that "This web site does contain a library of many documents which do not specifically pertain to the proposals submitted this year."

Accordingly, the Company should be allowed to exclude the website reference under subsection (3) of Rule 14a-8(i) by virtue of the authority of paragraph F.1 of Staff Legal Bulletin

No. 14.

Telephone Numbers. In our no-action requests, we noted that the telephone number listed in the proposals was the telephone number of Mr. Foley, who is a nominee for director and a representative of each of the proponents, and not the proponent's phone number. Accordingly, the statements in each proposal that "His [Her] contact information is structurally essential to this proposal. Contact him [her] . . . by phone toll free at 1-866-286-8387 (1866-2voteus)" were misleading. The Nieman Letter indicates that none of the proponents will actually answer calls made to the listed phone number, indicating that the telephone "number does ring in the home of Richard Foley. He has agreed to assist me in being available, and/or recording any messages from shareholders so that I can contact them at the earliest possible time." By contrast, the preliminary proxy material filed by Mr. Nieman and others does list the actual home phone numbers for Messrs. Nieman and Dayton, who are nominees for director as well as proponents of shareholder proposals.

Accordingly, we assert that the Company should be allowed to exclude the telephone number reference under subsection (3) of Rule 14a-8(i) or to exclude it under subsection (l) of 14a-8. In the alternative, the Company should be allowed to substitute the proponents' actual phone numbers for Mr. Foley's

If you have any questions regarding the enclosed, please feel free to call me at the telephone number above or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

WG:caw

cc: Steve Nieman
Richard E. Foley

EXHIBIT A
TEXT OF JANUARY 14, 2005 COVER LETTER

William Gleeson
WilliamG@prestongates.com
206-467-2833

January 14, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza 4
50 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposals to Alaska Air Group, Inc. of Bill Davidge, Terry Dayton, Donald Flinn, John Furqueron, Pat Brady, Mark Woods, James Roberts and Steve Nieman (the "Proposals")

Dear Sir/Madam:

Today, we have filed eight no-action requests regarding shareholder proposals under Rule 14a-8 on behalf of Alaska Air Group, Inc. (the "Company"). In order to facilitate the Staff's review, we wish to bring the following facts to the Staff's attention.

The proponents are Messrs. Nieman, Roberts, Furqueron, Woods, Dayton, Davidge, and Flinn and Ms. Brady.

There is one issue common to all of the no-action requests It involves references to a website and a telephone number. The Company seeks to exclude these references under subsection (i)(3) of Rule 14a-8. The discussion in all letters, with the exception of references to the name of the proponent, are identical in all the no-action requests.

There is an issue common to the following no-action requests: Roberts, Furqueron, Woods, Davidge, and Flinn and Ms. Brady. This issue involves a proposed bylaw that cannot be amended or repealed by the board of directors. The Company seeks to exclude these bylaws under subsection (i)(1) and (2) of Rule 14a-8. The discussion in all letters, with minor exceptions are the same in the six above referenced no-action requests.

Very truly yours,

PRESTON GATES & ELLIS LLP

By
William Gleeson

WG:caw

K:\39880\00018\WG\WG__L20J1

Preston | Gates | Ellis LLP

EXHIBIT B
SUPPLEMENTAL OPINION OF COUNSEL

William Gleeson
WilliamG@prestongates.com
206-467-2833

February11, 2005

Alaska Air Group, Inc
19300 Pacific Highway South
Seattle, Washington 98188

Re: Supplemental Opinion Regarding Stockholder Proposals to Alaska Air Group, Inc. (the "Company") Submitted by Messrs. Roberts, Furqueron, Woods, Davidge, and Flinn and Ms. Brady (the "Proponents")

Dear Sir/Madam:

On January 14, 2005, we provided you with opinions of counsel ("Initial Opinions") under the General Corporation Law of the State of Delaware (the "General Corporation Law" or "DGCL") relating to the following provision (which we refer to as the "Shareholder-Amendment-Only Bylaw") appearing in the proposal submitted by each of the Proponents:

> This Bylaw amendment to require simple majority voting at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

This opinion is a supplemental opinion ("Supplemental Opinion") to our Initial Opinions. It is in addition to and not in lieu of any of the opinions in the Initial Opinions. It is provided in light of letters submitted to the Staff by Steve Nieman dated February 6, 2005 ("Nieman Letter") and Richard Foley dated February 4, 2005 ("Foley Letter").

For purposes of rendering this Supplemental Opinion, we have reviewed the same documents that we reviewed in connection with our Initial Opinions plus the Nieman Letter and the Foley Letter. For purposes of this Supplemental Opinion, we have made the same assumptions with respect to such documents that we made in connection with the Initial Opinion.

For purposes of this Supplemental Opinion, (i) the term "Certificate" means the Restated Certificate of Incorporation of the Company dated June 29, 1987 and a Certificate of Amendment to the Restated Certificate of Incorporation dated May 19, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (collectively, the "Certificate"); and the term "Bylaws" means the Bylaws of the Company as amended and in effect February 12, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws").

Nieman Letter. The Nieman Letter states that "ultimately, under the DGCL, . . . the shareholders hold the final power to propose and enact changes to the Bylaws" and the Company "offered its shares to the public under a set of Bylaws in which it agreed to provide the shareholders with a 'veto' power over a change in the Bylaws enacted by the Board."

As we indicated in our Initial Opinions, the Shareholder-Amendment-Only Bylaw may be excluded because it is inconsistent with the specific language of the Certificate granting power to the directors regarding Bylaws. We said in the Initial Opinions:

> It is "an elementary principle of Delaware law, that bylaw provisions are subordinated to the certificate of incorporation." Roven v. Cotter 547 A.2d 603 (Del. Ch. 1988). Indeed, "where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity'". Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990). Because the Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws," a Bylaw that purports to limit the power of the Board to "amend or repeal the Bylaws" is ineffective.

In Centaur Partners IV, the court addressed a proposed bylaw to be adopted by shareholders. It would fix the number of directors. The proposed bylaw provided that it could not be amended or repealed by the board. The issue was whether the limitation on the board's power to amend the bylaw (and thereby change the number of directors) conflicted with the power granted to the board in the certificate of incorporation "to fix the number of directors, which power may be exercised from time to time through the adoption of by-laws." The Delaware Supreme Court held that the proposed bylaw impinged upon the board's "general authority [granted by the certificate] to adopt or amend corporate by-laws." It said that the proposed bylaw and the certificate of incorporation "are in obvious conflict" and as a result, the proposed bylaw is "clearly 'inconsistent with' the directors' power" under the certificate and the bylaw "would be a nullity if adopted." The Delaware Supreme Court said:

> Centaur's proposed amendment to Section 16 of the by-laws states: "the number of Directors of the Corporation shall be fixed at fifteen (15) commencing as of the election of directors at the 1990 Annual Meeting of Stockholders. The foregoing sentence is not subject to amendment, alteration or repeal by the Board of Directors." Article Eighth of the articles of incorporation provides: "the number of directors of the Corporation shall be fixed by and may from time to time be altered as provided in the By-Laws . . . ." To the extent that the directors have general authority to adopt or amend corporate by-laws, these two provisions are in obvious conflict. The by-law amendment proposed by Centaur fixes the number of directors at fifteen. Article Eighth grants the board broad authority to fix the

number of directors, which power may be exercised from time to time through the adoption of by-laws. Because the proposed provision is clearly "inconsistent with" the directors' power to enlarge the board without limit, it would be a nullity if adopted.

As in Centaur Partners IV, the proposed Shareholder-Amendment-Only Bylaw would specifically conflict with the powers granted in the Certificate to the directors to amend and repeal Bylaws and thus is inconsistent with the Certificate and would violate Delaware law.

In order to exclude the Proposals based on the Shareholder-Amendment-Only Bylaw, we need not reach the issues raised in the Nieman Letter, since the inconsistency issue is dispositive. As to the second issue, we do recognize that shareholders may amend or repeal Bylaws enacted by the directors. The Company did not seek exclusion of the proposal by Mr. Woods on the basis of that part of the proposal that would delete certain existing language from Article X of the Bylaws. The Company sought exclusion because of, and we opined only as to, the Shareholder-Amendment-Only Bylaw part of the proposal.

Foley Letter. The Foley Letter argues that our argument concerning the Shareholder-Amendment-Only Bylaw is "incomplete" because we do not point to "precise words to be attributed to the Board such as 'acting unilaterally, having sole authority and acting alone' . . . ." As we explained in our Initial Opinions, the Certificate specifically grants the board of directors power to amend or repeal Bylaws. The Company's Certificate specifically provides that the Board is empowered to "amend or repeal the Bylaws." We are of the opinion that the grant of power to the directors in the Certificate is sufficiently clear so that a Shareholder-Amendment-Only Bylaw would clearly conflict with the Certificate.

The foregoing opinions are limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinions are rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this supplemental opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

PRESTON GATES & ELLIS LLP



By
William Gleeson

February 6, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. ("AAG") Shareholders' Response to No Action Requests Regarding the Following Worker Proposals:
No. 4--Elect Each Director Annually
No. 5--Ballot Access For Directors Nominated By Shareholders
No. 6--Confidential Shareholder Voting
No. 7--ESOP To Make Our Company Work Better
No. 10--Cumulative Voting
No. 12--Truth Or Consequences When Board Ignores Majority Votes

Horizon Air Worker/Proponents named in order of their proposals: Jim Roberts; Bill Davidge; Pat Brady; Steve Nieman; Don Flinn and Terry Dayton

VIA FACSIMILE (202) 942-9525, EMAIL <cfletters@sec.gov>; AND POSTAL MAIL

Enclosures: (1) Alaska Air Group, Inc. ("company" or "AAG") Reinstated Certificate of Incorporation May 19, 1999 ("RCI"); (2) AAG's Amended Bylaws Feb. 12, 2003 ("Bylaws"); (3) Excerpts from the Delaware General Corporation Law ("DGCL"); (4) Attachment Z: Five-year synopsis on AAG shareholder proposals winning majority votes; (5) Six copies; 7th copy for Date-Stamp Return in SASE

Note: This letter was written on behalf of all of the above-named proponents, who with duly issued proxy appointed Mr. Foley to assist them in the exercise of their ownership rights. Mr. Foley granted me the right to respond in one letter on behalf of each individual to these voluminous filings by company counsel in order that their stockholder rights might be more efficiently asserted. Wherever I write in the first person such as "my," please insert where applicable the third person such as "we." Wherever I write about the topic of my particular proposal, insert where applicable the topics of the other proposalists. Thank you~~Steve Nieman

Dear Ladies and Gentlemen of the Commission:

This letter addresses the AAG's no action request on the proposal referenced above. I request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to us in the enclosed SASE. If you have any comments or questions concerning my response, please contact me via any of the following means:

Mr. Steve Nieman c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718 | (520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <help@votepal.com>

DELAWARE LAW ALLOWS SHAREHOLDERS TO AMEND BYLAWS

Counsel for management of the AAG presents various arguments citing assorted parts of Rule 14a-8 to try and prevent my proposal from being published in its proxy statement for a proper shareholder vote. But the facts of the matter are simple: the DGCL, the company's own RCI and its Bylaws empower stockholders to bring subjects up for a vote including the sale of the company--which includes enacting bylaw changes.

In 2002, I was the sponsor of a shareholder proposal to sell the whole company to the highest bidder. The company sought no-action from the Commission, which it did not grant, and my proposal was voted upon (it lost, garnering less than 3% of the vote.) My ESOP proposal, I posit, is in similar territory, and I believe AAG stockholders have the right under all laws to vote on its merits.

Among the numerous arguments AAG counsel asserts in opposition to my proposal, I object and expound on three general areas:

(1) My Proposal Does Not Violate the DGCL

The company argues that the proposal would require it to violate Delaware law, stating that the DGCL Section 141 empowers boards of directors to act in their best judgment. My ESOP proposal does not take away the board's or management's discretion to do their jobs under DGCL. The DGCL provides for certain minimum requirements, and corporate boards who chose to incorporate in that state are free to exceed or extend those minimum standards if they so choose.

For example, one-third of the shares eligible to vote at a duly called meeting is the DGCL minimum standard for a quorum, but the AAG's board opted for a higher standard of 50% in their Bylaws--Section 5. Quorum (see Bylaws attachment).

Under the DGCL, the AAG's board had to grant shareholders the power to amend bylaws (see DGCL attachment, excerpt appended here):

> § 109. Bylaws.
>
> (a) The original or other bylaws of a corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the certificate of incorporation, or, before a corporation

> has received any payment for any of its stock, by its board of directors. *After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, or, in the case of a nonstock corporation, in its members entitled to vote; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors* or, in the case of a nonstock corporation, upon its governing body by whatever name designated. The fact that such power has been so conferred upon the directors or governing body, as the case may be, *shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws. (my emphasis added)*

The AAG board chose to designate that changes to the Bylaws required a dual threshold vote (a higher standard) in order to enact shareholder approval of Bylaw amendments (see attachment Article 8. Bylaws in RCI and Article X in Bylaws). Ultimately, under DGCL, once capital stock is issued, the shareholders hold the final power to propose and enact changes to the Bylaws.

The board of directors of AAG by writing its Bylaws in such a manner opted to commit itself to various higher standards than required by Delaware law. In fact, AAG's board offered its shares to the public under a set of Bylaws in which it had agreed to provide the shareholders with "veto" power over a change to the Bylaws enacted by the board. However, we agree that under DGCL, the AAG board is absolutely free to use its discretion in running the company as required by the DGCL.

There is nothing in the DGCL that requires that changes to bylaws must be phrased in "precatory" language as asserted by company counsel. My proposal does not "order" that the board do anything. It is just a request for a vote on a general way that 50% of the company's stock could be sold to its workers over a twenty year period to ensure a better return on investment by all stockholders.

In my ESOP proposal, my recommendations are not intended to dictate specific tax considerations, voting methods or payments of compensation and benefits, like stock options available to AAG management only. Since I'm limited to 500 words, obviously a lot of the details will have to be worked out later by management if my proposal passes. I believe it is my right to make some general outline as to how I would like to see this "employee ownership program" structured. For instance, the acronym "ESOP" is instantly recognizable, but it might not be the best word to describe my proposal. I used it for expediency.

We would suggest that due to the nature of the AAG's no action request to my proposal, that the board has some duty to inform all its shareholders of the fact of its determination to abrogate its Bylaws as they currently exist. If in

fact this is what the board is doing (indirectly abrogating its Bylaws), we would think that there exists the possibility that some shareholder may feel that they were presented an offer to buy shares under less-than-proper disclosure and consequently suffered damages for which they may be entitled to recovery.

Thus, we concur that the board is lawfully able at any time to run the company however it sees fit and opt out of the higher standards it has established in its RCI and Bylaws. Consequently, I request guidance from the Commission regarding the removal of any language in my shareholder proposal that would suggest otherwise.

Many of the proposals submitted this year under AAG Bylaws and the DGCL law to require Bylaw changes are a direct result of 13 shareholder proposals over the last five years winning majority votes that were ignored by the AAG board (See Attachment Z.) The 2005 proposals were submitted in a way to respond to this hostile environment at this company regarding shareholders trying to protect their investments in common stock by requiring changes in a critical area of effective corporate governance--bylaws.

(2) My Identity and My Contact Information are Mine

I assert that my contact information in the format I desire falls under U.S. citizens' fundamental First and Fourth Amendment rights. Guaranteed free speech guards against censorship by any third party. The right to privacy provides everyone the freedom to suggest new ideas--essential in order that stockholders can learn more about how their investments can be better protected.

I assert that company officials do not have the right to be an information gatekeeper! How contact information is made available protects me from supplying additional information to the company, or the company knowing the identify of whomever might contacting them seeking information about a particular shareholder proposal or proponent.

We assert that any claim by the company of any "right of duty" to unlimited access to the identity of any shareholder who seeks contact information is subsumed and inexorably overridden by the Fourth Amendment right of each shareholder being secure in their privacy in the conduct of their personal business and personal papers.

Certainly, the Fourth Amendment aptly illustrates the common sense that every person has privacy rights that no party, not even the government, can breach. We also assert that the Fourth Amendment sets the common law standard for restricting violations of the privacy rights of citizen shareholders in the lawful exercise of their ownership rights. We hold these truths to be self evident, and call upon the Commission to act to secure them for all

American shareholders.

The web site www.votepal.com can be changed in accordance with the Commission's guidance. We recommend the staff of the Commission view the website, making certain they refresh their Internet browser. Certain changes have been made to www.votepal.com, which we think should be acceptable to the Commission.

The toll free telephone number is provided because I am a travel industry employee, am regularly out of town, and thus am unavailable for extended periods of time from my regular home telephone number. Yes, the toll free number does ring in the home of Richard Foley. He has agreed to assist me by being available, and/or recording any messages from shareholders so that I can contact them at the earliest possible time.

Additionally, Mr. Foley is currently exploring computer software systems which would automatically answer this toll free number 24/7 and present the caller with several options, including forwarding a recorded message to me when I arrive at a suitable location. Such a software system also allows the ability for me to make an oral unscripted recording that the in-calling shareholder could choose to listen to.

This web site does contain a library of many documents which do not specifically pertain to the proposals submitted this year. But it does provide a single Internet source of a library of documents pertaining to the corporate governance history at the AAG, and thus, like the Commission's own EDGAR website, contains warnings and alerts to view documents with care and understanding because of the possibility that some may not apply directly to a given subject.

However, the administrator of www.votepal.com has agreed to edit the website in the manner that the Commission may recommend, so as to permit the inclusion of this proposal and its contact information. I have requested that www.votepal.com post a copy of my proposal as originally written, the company's no action request to exclude it, my rebuttal to that request, and the Commission's responses--all available to be viewed by the general public. Thus, you can see why I strongly feel why this specific contact information as found in the original proposal remain as intended for publication in the company's proxy statement.

(3) Precedent of Publishing in the Challengers' Proxy Statement

We are ready, willing and desire to be in full compliance with the Commission's regulations and determinations. If this proposal cannot be structured so as to be included in the company's proxy statement, then we plan to include it in the AAG Challengers' proxy statement, where we will submit to the SEC for any further editing in order to secure a shareholder

vote on this matter using the Challengers' proxy card, like what occurred with Proposals 11 and 12 in 2004.

Last year, proposals 11 and 12 were rejected by the AAG with concurrence by the Commission, but appeared in the AAG Challengers' Proxy Statement, and obtained a partial shareholder vote--the 401(k) shares as well as registered shares whose owners voted at the meeting.

I believe that this "partial vote" is a violation of the DGCL which requires that all stockholders enjoy an equal right to vote on all matters that come before the shareholder group. Will this injustice happen again?

We are mindful of the Commission's "Staff Legal Bulleting No. 14 which states:

> **5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?**
>
> **We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:**
>
> **Basis Type of revision that we may permit--Rule 14a-8(i)(1): When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal..."**

However, I do not believe my proposal violates any requirement that would place it into a category addressed in this bulletin, in that it is only binding under the AAG's current Bylaws. Any portion of my proposal that would appear to indicate otherwise, or is in conflict with the DGCL, should properly be deleted.

Since SEC regulations are supposed to be written in plain English, and are presented in a simple-to-read Q & A format, I believe that this places responsibility on corporations to communicate directly with shareholders and offer assistance to ensure proposals are "legal" regarding proper language acceptable to the Commission.

COMES DOWN TO THE AGES-OLD CONUNDRUM OF POWER

Some people after attaining a lusted-after lofty level of power desire to remain there at all costs. One way is to obstruct any attempt to challenge power, even when it is done democratically through the rule of law developed and laid down in this country over the last two hundred years to ensure basic

premises underpinning our government are maintained and honored.

When this nation started, black men and all women were less equal than white men who owned property. This was a grave injustice that was effectively addressed thanks to allowances for amendments that was built into our U.S. Constitution and judicial systems. Eventually, our Constitution was amended to include the 15th and 19th Amendments, and the people of our great nation were much the better for these changes that enhanced justice.

If the staff of the Commission should concur with the company that shareholders lack the power to submit binding proposals and have no right to amend corporate bylaws--please ensure that this determination be published as widely as possible so that all investors in American companies have a fair opportunity to learn and understand the true limits of their common stock ownership.

We acknowledge that the company has issued some new but limited policy statements regarding confidential voting and poison pills. However, its submission of these no action letters appears to repudiate these policies. It appears to us that the behavior of the board and management of the AAG demonstrates that it will be bound only when specifically required by the letter of the law, while ignoring it's gentle spirit.

Law administered to the letter can only obstruct paths to constructive change. Since it is formulated on what happened in the past, law is rigid and allows no room to adjust to life's changing conditions. Only the spirit of the law can spontaneously adapt to solve new problems that pop up without fail. We ignore this organic ingredient of our system of jurisprudence at our peril.

SUMMARY

Sometimes I wonder what it's going to take for leaders of corporations and regulators in government to acknowledge the undeniable role in business of everyday human values and morals. We can all instinctively sense in our gut feelings such as virtue, fairness and justice. The Founding Fathers displayed intimidate knowledge of compassionate qualities such as equality, and the right of all citizens to participate in life and governing. They opposed special privilege extended to officials who held power at the will of the people.

In this proxy voting process we seem to be wandering aimlessly in the wilderness, using the psychedelic blinding of words to obstruct the path to justice. Justice is the glue that binds us all together with the law so that we can partake in productive, peaceful processes to solve problems in life.

The publication of these no-action letters deeply saddens me, because it is the latest evidence in our society of how power can corrupt even well-

intentioned people. Shining the light of day on these proposals, and permitting a thumbs up or thumbs down vote is a critical procedure written into the Bylaws to check the corrosive reality of what we are currently witnessing! A passing vote is going to be tough enough to get. Allow us the chance to try.

I ask that none of these no-action letters be granted, and that stockholders of the AAG decide these difficult issues using their sacred right of voting.

Once again--this letter was written on behalf of all of the above-named proponents, who with duly issued proxy appointed Mr. Foley as their agent and spokesman. Mr. Foley granted me the right to respond to the AAG's no-action requests with this letter.

Thank you for considering my input in this process.

Respectfully,



Steve Nieman
("**for**" the proposalists)

cc: **File**
Mr. Richard Foley
Management of Alaska Air Group, Inc.
Mr. Terry Dayton
Mr. Bill Davidge
Ms. Pat Brady
Mr. Don Flinn
Mr. Jim Roberts
EDGAR--SEC
Votepal.com

DGCL

§ 109. Bylaws.

(a) The original or other bylaws of a corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the certificate of incorporation, or, before a corporation has received any payment for any of its stock, by its board of directors. *After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, or, in the case of a nonstock corporation, in its members entitled to vote; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors* or, in the case of a nonstock corporation, upon its governing body by whatever name designated. The fact that such power has been so conferred upon the directors or governing body, as the case may be, *shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.*

(b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees. (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

§ 110. Emergency bylaws and other powers in emergency.

(a) The board of directors of any corporation may adopt emergency bylaws, subject to repeal or change by action of the stockholders, which shall notwithstanding any different provision elsewhere in (snipped...)

Link for the above:
http://www.delcode.state.de.us/title8/c001/sc01/index.htm#TopOfPage

§ 216. Quorum and required vote for stock corporations.

Subject to this chapter in respect of the vote that shall be required for a specified action, the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the number of shares and/or the amount of other securities having voting power the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series. In the absence of such specification in the certificate of incorporation or bylaws of the corporation:

(1) A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders;

(2) In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders;

(3) Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; and

(4) Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series. (8 Del. C. 1953, § 216; 56 Del. Laws, c. 50; 63 Del. Laws, c. 25, § 7; 64 Del. Laws, c. 112, § 21; 66 Del. Laws, c. 136, §§ 10, 11; 71 Del. Laws, c. 339, §§ 34, 35.)

§ 245. Restated certificate of incorporation.

(a) A corporation may, whenever desired, integrate into a single instrument all of the provisions of its certificate of incorporation which are then in effect and operative as a result of there having theretofore been filed with the Secretary of State 1 or more certificates or other instruments pursuant to any of the sections referred to in § 104 of this title, and it may at the same time also further amend its certificate of incorporation by adopting a restated certificate of incorporation.

(b) If the restated certificate of incorporation merely restates and integrates but does not further amend the certificate of incorporation, as theretofore amended or supplemented by any instrument that was filed pursuant to any of the sections mentioned in § 104 of this title, it may be adopted by the board of directors without a vote of the stockholders, or it may be proposed by the directors and submitted by them to the stockholders for adoption, in which case the procedure and vote required by § 242 of this title for amendment of the certificate of incorporation shall be applicable. If the restated certificate of incorporation restates and integrates and also further amends in any respect the certificate of incorporation, as theretofore amended or supplemented, it shall be proposed by the directors and adopted by the stockholders in the manner and by the vote prescribed by § 242 of this title or, if the corporation has not received any payment for any of its stock, in the manner and by the vote prescribed by § 241 of this title.

(c) A restated certificate of incorporation shall be specifically designated as such in its heading. It shall state, either in its heading or in an introductory paragraph (snipped)

ATTACHMENT Z

Five-Year Record of Alaska Air Group, Inc. Board's Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

[Note: Vote totals are percentages of shares voted at the annual shareholders meeting]

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

2004

Stockholder proposal to reinstate simple majority voting--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 69.4%

Stockholder proposal to establish simple-majority voting--69.9% in favor

Stockholder proposal to establish confidential voting--61.3% in favor

Stockholder proposal to establish Cumulative Voting--62.5% in favor

NO. 4 – ELECT EACH DIRECTOR ANNUALLY

RESOLVED: Shareholders amend Article III BOARD OF DIRECTORS Section 1. "Number, Qualification and Term of Office" to delete the phrase "and term of office" in the last sentence, and add the following additional sentence: "Each Director shall be elected annually."

This proposal does not affect the unexpired terms of directors.

This Bylaw amendment to elect each director annually at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Air Captain James E. Roberts makes this proposal. His contact information is structurally essential to this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

Rate of Support in 2003 was 70%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive than the raw percentage because this support followed our Directors' objections. The 30% management vote represent only 20% of our shares outstanding.

Our Directors did not provide any management position evidence that they consulted with a corporate governance authority who supported this proposal topic. I believe our directors have a fiduciary duty to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

How can our directors reasonably claim that three-year Director terms are as good as one-year terms? Would this type of thinking lead to a policy of employee reviews once every three years?

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them. (Source: "Take on the Street" by Arthur Levitt)

NO. 5--BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS

Resolved: To insure the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11, shareholders offer the following amendment to the AAG, Inc. Bylaws, Article II MEETING OF STOCKHOLDERS Section 8. "Notification of Nominations": Inclusion of a second paragraph with the following wordage: 1) A shareholder or group--which includes employee shareholders owning stock through 401(k) plans, worker stock buying plans and ESOPS collectively--that has held over 5% of our outstanding common shares for over two years, to nominate up to a specified number of candidates (nominees) who are independent from both the nominating shareholder and our company for election to our board of directors, and; 2) Require our company to allow shareholders to vote for such nominees on our company proxy card and to make certain qualification disclosures regarding nominees in our company's proxy statement.

This addition of this amendment for ballot access by directors nominated by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

Bill Davidge, Horizon Air aircraft mechanic, makes this proposal. His contact information is structurally essential to this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholder ratifying those choices through their proxy ballots. Although shareholders may use their own proxy material to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal owns less than 1% of our company's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of our company's shareholders.

I believe our company's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders.

No. 6--CONFIDENTIAL SHAREHOLDER VOTING

RESOLVED: Shareholders offer the following amendment to the AAG, Inc. Bylaws, Article II MEETING OF STOCKHOLDERS Section 7. to include a second paragraph with the following wordage: "All voting requires confidentiality during all corporate elections for all proxies, ballots and voting tabulations that identify how shareholders vote, and that the inspectors of election be independent and not employees of the company. This would not apply in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy."

This addition of Confidential Shareholding Voting governing our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Flight Attendant Pat Brady submits this proposal. Her phone number is toll free 1-866-286-8387 (1866-2voteus) . More background information on this proposal may be found at: **<http://www.votepal.com>**.

The confidential ballot is fundamental to the American democratic system. This protection ensures that shareholders are not subjected to actual, perceived or potential coercive pressure. Proxy solicitors often have elaborate databases to match street-name shareholder account numbers with the actual identity of many shareholders.

LIMIT MANAGEMENT INFLUENCE

The need for this reform is demonstrated by the management position statement of Lucent Technologies. It said that by using non-confidential voting, Lucent wanted "the ability to determine how an institution voted and engage in a dialogue with that institution regarding its concerns."(1) I believe Lucent management could thus disproportionately influence the ballot by identifying large shareholders not voting with management, and lobby those shareholders to change their vote.

The Investor Responsibility Research Center ("IRRC") reported that Confidential Voting proposals won an approval rate average of 52% in 2000 based on yes and no votes cast.(2)

To improve management accountability--
CONFIDENTIAL SHAREHOLDER VOTING--YES ON 6

1. Lucent 2000 Proxy Statement
http://www.lucent.com/investor/proxy/00/prop2.html
2. IRRC Corporate Governance Bulletin, Nov. 2000 – Jan. 2001.

Notes:

The above submitted format is intended for publication.

NO. 4 – ELECT EACH DIRECTOR ANNUALLY

RESOLVED: Shareholders amend Article III BOARD OF DIRECTORS Section 1. "Number, Qualification and Term of Office" to delete the phrase "and term of office" in the last sentence, and add the following additional sentence: "Each Director shall be elected annually."

This proposal does not affect the unexpired terms of directors.

This Bylaw amendment to elect each director annually at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Air Captain James E. Roberts makes this proposal. His contact information is structurally essential to this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

Rate of Support in 2003 was 70%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive than the raw percentage because this support followed our Directors' objections. The 30% management vote represent only 20% of our shares outstanding.

Our Directors did not provide any management position evidence that they consulted with a corporate governance authority who supported this proposal topic. I believe our directors have a fiduciary duty to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

How can our directors reasonably claim that three-year Director terms are as good as one-year terms? Would this type of thinking lead to a policy of employee reviews once every three years?

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them. (Source: "Take on the Street" by Arthur Levitt)

I believe our Directors' opinion is unfounded that the annual election of each director could leave our company without experienced Directors. In the unlikely event that shareholders vote to replace all Directors, such a decision would express overwhelming dissatisfaction with the incumbent Directors and would reflect the need for change.

I believe that it is particularly important to take this one step to improve our shareholder rights. I believe that management of our company had many 2003 practices which prove they are not the shareholders' friends. Besides a majority vote on this proposal, our Directors ignored three other majority shareholder votes in 2003--(1) To reinstate simple majority voting; (2) to expense stock options; (3) to ensure a Poison Pill is approved by shareholders.

Council of Institutional Investors Recommendation

The Council of Institutional Investors at <www.cii.org>, whose members have $2 trillion invested, called for annual election of each Director.

ELECT EACH DIRECTOR ANNUALLY YES ON 4

Notes:

The above submitted format is intended for publication.

The company is requested to assign a proposal number (represented by "4" above) based on the chronological order in which proposals are submitted.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

NO. 5--BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS

Resolved: To insure the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11, shareholders offer the following amendment to the AAG, Inc. Bylaws, Article II MEETING OF STOCKHOLDERS Section 8. "Notification of Nominations": Inclusion of a second paragraph with the following wordage: 1) A shareholder or group--which includes employee shareholders owning stock through 401(k) plans, worker stock buying plans and ESOPS collectively--that has held over 5% of our outstanding common shares for over two years, to nominate up to a specified number of candidates (nominees) who are independent from both the nominating shareholder and our company for election to our board of directors, and; 2) Require our company to allow shareholders to vote for such nominees on our company proxy card and to make certain qualification disclosures regarding nominees in our company's proxy statement.

This addition of this amendment for ballot access by directors nominated by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

Bill Davidge, Horizon Air aircraft mechanic, makes this proposal. His contact information is structurally essential to this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholder ratifying those choices through their proxy ballots. Although shareholders may use their own proxy material to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal owns less than 1% of our company's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of our company's shareholders.

I believe our company's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders.

Daridge proposal /2

Giving shareholders the ability to nominate director candidates on our company's proxy statement will make our board more responsive to shareholder interests. Such responsiveness is especially important now. Allowing shareholder access to our company proxy materials may strengthen our board's monitoring ability.

OPEN BALLOT ACCESS FOR DIRECTOR NOMINEES BY SHAREHOLDERS– VOTE YES ON NO. 5

words--420

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal
in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not
identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question. Thank you.

No. 6--CONFIDENTIAL SHAREHOLDER VOTING

RESOLVED: Shareholders offer the following amendment to the AAG, Inc. Bylaws, Article II MEETING OF STOCKHOLDERS Section 7. to include a second paragraph with the following wordage: "All voting requires confidentiality during all corporate elections for all proxies, ballots and voting tabulations that identify how shareholders vote, and that the inspectors of election be independent and not employees of the company. This would not apply in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy."

This addition of Confidential Shareholding Voting governing our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Flight Attendant Pat Brady submits this proposal. Her phone number is toll free 1-866-286-8387 (1866-2voteus) . More background information on this proposal may be found at: **<http://www.votepal.com>**.

The confidential ballot is fundamental to the American democratic system. This protection ensures that shareholders are not subjected to actual, perceived or potential coercive pressure. Proxy solicitors often have elaborate databases to match street-name shareholder account numbers with the actual identity of many shareholders.

LIMIT MANAGEMENT INFLUENCE

The need for this reform is demonstrated by the management position statement of Lucent Technologies. It said that by using non-confidential voting, Lucent wanted "the ability to determine how an institution voted and engage in a dialogue with that institution regarding its concerns."(1) I believe Lucent management could thus disproportionately influence the ballot by identifying large shareholders not voting with management, and lobby those shareholders to change their vote.

The Investor Responsibility Research Center ("IRRC") reported that Confidential Voting proposals won an approval rate average of 52% in 2000 based on yes and no votes cast.(2)

To improve management accountability--
CONFIDENTIAL SHAREHOLDER VOTING--YES ON 6

1. Lucent 2000 Proxy Statement
http://www.lucent.com/investor/proxy/00/prop2.html
2. IRRC Corporate Governance Bulletin, Nov. 2000 –Jan. 2001.

Notes:

The above submitted format is intended for publication.

No. 7–ESOP TO MAKE OUR COMPANY WORK BETTER

RESOLVE: Amend the bylaws and other necessary documents to establish an Employee Stock Ownership Plan ("ESOP"), which will be fair and equitable for all employees, and within the next twenty (20) years attain and maintain the goal of a 51% ownership of our company.

ESOP structure--

(1) Full pass-through of all rights equivalent to all other stockholders.

(2) Apportioning of stock may be divided into no more than three groups (senior, middle and base). All apportioning will be made on an individual basis. The senior group can receive no more than three times the number of shares received by the base group. The middle group can receive no more than twice the number of shares received by the base group. The middle and base group will participate in every apportioning of shares.

(3) Regardless the number of shares apportioned, each worker shall have only one vote. The ESOP votes will be counted proportionately and cast in regular elections.

(4) Whenever ending employment, workers shall be paid the market value of shares apportioned to them. The ESOP will maintain a 51% ownership percentage.

(5) This ESOP shall replace and end all other performance-based pay, benefits, rewards, grants or gifts.

(6) Apportionments can only be granted based on actual service time to this company. Annually, shares allocated cannot be less than one twentieth of the outstanding shares in each year commencing January 2006 and on a quarterly basis thereafter.

(7) The ESOP's percentage of ownership of outstanding shares may never be reduced under any future ownership structure(s).

(8) A new director will be added to the Board by a worker nomination and election within 90 days of passage of this proposal. Said director may not be a member of management or an employee of any union. A worker-elected director will added at each subsequent twenty-five percent (25%) stage of shares added to the ESOP.

Supporting Statement

We believe this proposal constructively changes how our corporation is structured and governed, providing an **EQUITABLE** and **JUST** method to **UNITE** the interests of workers and shareholders. It proactively eliminates circumstances that can pit workers against one another, or against shareholders. This ESOP establishes a flexible and adaptive plan for the future.

We believe that the shareholders of our company have the right to create this critical tool to control costs and enable our company to successfully compete in the market. Furthermore, if shareholders direct that this reorganization occur, no other internal or external party has the authority to thwart the will of the shareholders in this lawful exercise of their rights of ownership.

Horizon Air Captain Steve Nieman makes this proposal. Since U. S. SEC rules limit this presentation to 500 words, his contact information is structurally essential to this proposal. Contact him at <http://www.votepal.com> and read the AAG Challenger's Proxy Statement, or phone toll free at 1-866-286-8387 (1866-2voteus).

AN ESOP FOR A BETTER COMPANY AND A BETTER INVESTMENT--Vote Yes on No. 7

Notes:

The above-submitted format is intended for publication.

The company is requested to assign a proposal number (represented by "7" above) based on the chronological order in which proposals are submitted.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question. Thank you.

No. 10 – CUMULATIVE VOTING

Resolved: Shareholders offer the following amendment to the AAG, Inc. Bylaws, to include an Article containing the following wordage: "At all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes, which such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit."

This addition of a Cumulative Voting Bylaw governing our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Air Captain Donald Flinn submits this proposal. He can be contacted toll free at 1-866-286-8387 (1866-2voteus). More background information on this proposal may be found at: <www.votepal.com>.

Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of our board, particularly in encouraging directors independent of management. This will help achieve the objective of the board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with corporate governance by the voting majority of the board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect at least one but not all the directors.

Cumulative voting allows a significant group of shareholders--like employee stockholders--to elect at least one director bringing an independent perspective to Board decisions, in my opinion.

As an employee shareholder involved with other employees creating wealth for the stakeholders, I believe it's only right that we are empowered with a tool which would enable us to actively protect our investment in our company.

Vote yes for cumulative voting and the opportunity for a more independent perspective to enhance our Board.

CUMULATIVE VOTING – YES ON No. 10

Notes:

The above submitted format is intended for publication.

The company is requested to assign a proposal number (represented by "6" above) based on the chronological order in which proposals are submitted.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported; • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question. Thank you.

No. 12 TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES

Resolved: Shareholders propose the Board of Directors amend the Bylaws and implement policy to communicate to shareholders regarding winning shareholder proposals, as well as disclose which directors oppose the wishes of the majority. To hold directors accountable who oppose majority votes, shareholders suggest implementing a new policy generally embodied in the following suggestions:

If the board has failed to positively and credibly act on majority votes within three (3) months of the Shareholders Meeting, the Lead Independent Director would write a letter to all shareholders disclosing why the board failed to act, including information on all director voting regarding the fulfillment of the majority wishes of the stockholders.

Additionally, within six (6) months of the Shareholders Meeting, the number of seats on the board would increase by the total number of shareholder proposals that pass by a majority of shareholder votes and not acted upon by the board. Proponent(s) of those winning majority votes, or their designee(s), would then be appointed to the board. This could temporarily increase the number of directors.

At the next regularly scheduled meeting of the shareholders, the newly-appointed director(s) would appear in the Proxy Statement, on ballot cards and in all Company proxy materials as a candidate(s) for permanent election to the board.

Following the confirmation, the board would vote to remove an equal number of directors, none of which may be a newly- confirmed director(s).

Horizon Air Spokane, WA Communications Agent Terry K. Dayton submits this proposal. He can be contacted toll free at 1-866- 286-8387 (1866-2voteus). More background information on this proposal may be found at:
<http://www.votepal.com>.

Supporting Statement

Shareholders should have the right to know, which allows them to attempt to replace, directors who are not receptive to majority votes. Currently, our Company has no procedure to disclose lack of action regarding majority votes. These procedures could ensure that there is a consequence for the management of the Company failing to clearly, and in a timely manner, communicate with the shareholders about the results of the voting, especially majority votes, and how the desires of the shareholders expressed in such votes may be acted upon in a constructive manner.

Over the last five years, the management of our Company has opposed all shareholder proposals, twelve of which have won majority votes.

In our opinion, good communication and a willingness to work with various corporate stakeholders has a positive impact on shareholder investment, market value of the stock price and overall Company harmony. Continued resolve to ignore majority votes promotes volatility, depresses stock price and invites corporate raiders to commence destructive takeovers merely to pick up assets at a discount of the true value of a Company.

Corporate boards have fiduciary duties to stockholders. Yet, without reasonable enforcement mechanisms as suggested in this proposal, the Company's Bylaws and Restated Certificate of Incorporation won't reflect these responsibilities.

We believe we cannot afford to wait any longer for time-consuming deliberations by the SEC to reform proxy rules. We have the right to act in our own best interests now!

When Majority Votes are Ignored: Pay The Consequences--Vote Yes On No. 12

Notes:

The above submitted format is intended for publication.

The company is requested to assign a proposal number (represented by "12" above) based on the chronological order in which proposals are submitted.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion, the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question. Thank you.

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
ALASKA AIR GROUP, INC.

ALASKA AIR GROUP, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

That at a meeting of the Board of Directors of Alaska Air Group, Inc., a resolution was duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> RESOLVED, that Section 4.1 of Article IV of the Company's Certificate of Incorporation be, and hereby is, amended to read as follows, effective upon approval by the stockholders of the corporation and upon filing and recording pursuant to the laws of the state of Delaware:
>
> > "The total number of shares of all classes of stock which this corporation shall have authority to issue is 105,000,000 shares, of which 5,000,000 shares shall be preferred stock having a par value of $1 per share and 100,000,000 shares shall be common stock having a par value of $1 per share."

That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held on May 18, 1999, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware.

IN WITNESS WHEREOF, said Alaska Air Group, Inc. has caused this certificate to be signed by Keith Loveless, its Corporate Secretary and Associate General Counsel, this 19th day of May, 1999.

Alaska Air Group, Inc.

BY /S/

Keith Loveless
Corporate Secretary and
Associate General Counsel

RESTATED CERTIFICATE OF INCORPORATION
OF
ALASKA AIR GROUP, INC.

ARTICLE 1. NAME

The name of this corporation is Alaska Air Group, Inc.

ARTICLE 2. REGISTERED OFFICE AND AGENT

The address of the initial registered office of this corporation is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at such address is The Corporation Trust Company.

ARTICLE 3. PURPOSES

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4. SHARES

4.1 Authorized Capital. The total number of shares of all classes of stock which this corporation shall have authority to issue is 35,000,000 shares, of which 5,000,000 shares shall be preferred stock having a par value of $1.00 per share and 30,000,000 shares shall be common stock having a par value of $1.00 per share.

4.2 Issuance of Preferred Stock in Series. The Board of Directors of this corporation (the "Board of Directors") is expressly authorized to adopt, from time to time, a resolution or resolutions providing for the issuance of preferred stock in one or more series, to fix the number of shares in each such series and to fix the designations and the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions, of each such series, including, but not limited to, dividend rates, conversion rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices and liquidation preferences. Any of the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of any such series may be made dependent upon facts ascertainable outside of this Certificate of Incorporation or of any amendment hereto, or outside the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors, provided that the manner in which such facts shall operate upon the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of such series is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

4.3 Dividends. Subject to any preferential rights granted for any series of preferred stock, the holders of shares of the common stock shall be entitled to receive dividends, out of the funds of this corporation legally available therefor, at such rates and at such times as may be determined by the Board of Directors. The holders of shares of the preferred stock shall be entitled to receive dividends to the extent determined by the Board of Directors in designating the particular series of preferred stock.

4.4 Voting. The holders of shares of the common stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors and the right to vote on all other matters, except those matters in which a separate class of stockholders vote by class or series. To the extent provided in a resolution of the Board of Directors authorizing the issue of a series of preferred stock, the holders of each such series shall have the right to vote for the election of members of the Board of Directors and the right to vote on all other matters, except those matters in which a separate class of stockholders vote by class or series.

ARTICLE 5. INCORPORATOR

The name and mailing address of the incorporator is:

Jan David Blais
19300 Pacific Highway South
Seattle, Washington 98188

ARTICLE 6. DIRECTORS

The Board of Directors shall be composed of no less than nine and no more than fifteen Directors, the specific number to be set by resolution of the Board of Directors; provided, that the Board of Directors may be less than nine until vacancies are filled. The Board of Directors shall be divided into three classes, with said classes to be as equal in number as may be possible. The term of office of each class shall initially be as follows:

Class	Term
Class 1	Until the 1986 annual meeting of stockholders
Class 2	Until the 1987 annual meeting of stockholders
Class 3	Until the 1988 annual meeting of stockholders

Subsequent to the expiration of the initial term, a Director's term shall be three years, and each Director shall serve for the term for which he was elected or until his successor shall have been elected and qualified, whichever is later, or until his death, resignation or removal from office.

ARTICLE 7. INITIAL BOARD OF DIRECTORS

The powers of the incorporator shall terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The names, mailing addresses and classifications of the persons who are to serve as Directors until the annual meeting of stockholders at which their term expires or until their successors are elected and qualify are:

Name	Mailing Address	Class
William H. Clapp	19300 Pacific Highway South Seattle, Washington 98188	1

Charles Q. Conway	19300 Pacific Highway South Seattle, Washington 98188	1
Ronald F. Cosgrave	19300 Pacific Highway South Seattle, Washington 98188	1
Richard A. Wien	19300 Pacific Highway South Seattle, Washington 98188	2
Byron I. Mallott	19300 Pacific Highway South Seattle, Washington 98188	2
Robert L. Parker, Jr.	19300 Pacific Highway South Seattle, Washington 98188	2
Bruce R. Kennedy	19300 Pacific Highway South Seattle, Washington 98188	3
O. F. Benecke	19300 Pacific Highway South Seattle, Washington 98188	3
Mary Jane Fate	19300 Pacific Highway South Seattle, Washington 98188	3

ARTICLE 8. BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, at a duly called meeting or by written consent in accordance with Article 9, subject to the power of the stockholders to adopt, amend or repeal such Bylaws, and, to the extent, if any, provided by resolution of the Board of Directors providing for the issue of a series of preferred stock, by the affirmative vote of the holders of not less than a majority of the outstanding shares of each such series entitled to vote thereon.

ARTICLE 9. ACTION BY STOCKHOLDERS WITHOUT A MEETING

Any action which could be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by all stockholders entitled to vote with respect to the subject matter thereof.

ARTICLE 10. SPECIAL VOTING

If this corporation has a "controlling stockholder", the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock shall be required for this corporation to (a) consolidate with, or merge with any other corporation, (b) convey to any corporation or other person or otherwise dispose of all or substantially all of its assets, or (c) dispose of by any means all of substantially all of the stock or assets of any major subsidiary. For purposes of this Article, a controlling stockholder is a person who, including associates of such person, is the beneficial owner of more than 15% of the voting power of this corporation. This voting requirement shall not be applicable if 80% of the disinterested members (not representing or being associated with the controlling stockholder) of this corporation's full Board of Directors have voted in favor of the proposed consolidation, merger, conveyance, or disposition.

If there is a controlling stockholder, this Article 10 can be amended only by the affirmative vote of 80% of the voting power of this corporation. Any determination made by the Board of Directors, on the basis of information at the time available to it, as to whether any person is an associate of a controlling stockholder, shall be conclusive and binding for all purposes of this Article 10.

The Board of Directors, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of this corporation, (b) merge or consolidate this corporation with another corporation, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of this corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of this corporation and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects on the employees, customers and other constituents of this corporation.

ARTICLE 11. LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a Director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for conduct as a Director. Any amendment to or repeal of this Article 11 shall not adversely affect any right or protection of a Director of the corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

Terms of the masculine gender used for convenience in this Certificate of Incorporation should be understood in the feminine gender where appropriate.

I, Jan David Blais, being the incorporator hereinbefore named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly I have hereunto set my hand this 15th day of March, 1985.

Jan David Blais, Incorporator

Jan David Blais, Incorporator

IN WITNESS WHEREOF, said Alaska Air Group, Inc. has caused this certificate to be signed by its Chairman, Chief Executive Officer and President, and attested by its Secretary this 29th day of June, 1987.

Alaska Air Group, Inc.

By ________/S/________
Bruce R. Kennedy
Chairman, Chief Executive
Officer and President

ATTEST:

By ________/S/________
Marjorie E. Laws, Secretary

BYLAWS
OF
ALASKA AIR GROUP, INC.

As Amended and in Effect February 12, 2003
(Date of Previous Amendment: January 26, 2000)

ARTICLE I

REGISTERED OFFICE AND AGENT

The registered office of the corporation is located at Corporate Trust Center, 1209 Orange Street, 9, County of New Castle, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1. Annual Meetings.

A meeting of the stockholders for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held annually at two o'clock in the afternoon on the third Tuesday of May, or at such other time or such other day as shall be fixed by resolution of the Board of Directors. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

Section 2. Special Meetings.

Special meetings of the stockholders for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board.

Section 3. Place of Meetings.

All meetings of the stockholders may be held at such places as shall be stated in the notice of the meeting.

Section 4. Notice of Meetings.

Except as otherwise provided by statute, notice of each meeting of the stockholders shall be given not less than thirty and not more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting (i) in writing or (ii) by United State mail, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice. If mailed, notice will be given when deposited in the United States mail, postage prepaid, directed to such stockholder at his or her address as it appears in the stock ledger of the corporation. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient, delivered to a common carrier for transmission or actually transmitted by the person giving the notice by electronic means to the recipient.

When a meeting is adjourned to another time and place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is given. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 5. Quorum.

At any meeting of the stockholders, the holders of record of a majority of the total number of shares of outstanding stock of the corporation entitled to vote, present in person or represented by proxy, shall constitute a quorum for all purposes.

If a quorum is present at any meeting of stockholders, the affirmative vote of the holders of a majority of the stock present in person or represented by proxy and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise expressly provided in the Certificate of Incorporation, these Bylaws or applicable law.

In the absence of a quorum at any meeting, the holders of a majority of the stock entitled to vote thereat, present in person or represented by proxy at the meeting, may adjourn the meeting, from time to time, until the holders of the number of shares requisite to constitute a quorum shall be present in person or represented at the meeting.

Section 6. Organization.

At each meeting of the stockholders, the Chairman of the Board, or in his absence such person as shall have been designated by the Board of Directors, or in the absence of such designation a person elected by the holders of the majority in number of shares of stock present in person or represented by proxy and entitled to vote, shall act as chairman of the meeting.

The Secretary, or in his absence, an Assistant Secretary or, in the absence of the Secretary and all of the Assistant Secretaries, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 7. Voting.

Unless otherwise provided in the Certificate of Incorporation or a resolution of the Board of Directors creating a series of stock, at each meeting of the stockholders, each holder of shares entitled to vote at such meeting shall be entitled to one vote for each share of stock having voting power in respect of each matter upon which a vote is to be taken. Shares of its own capital stock belonging to the corporation, or to another corporation if a majority of the shares entitled to vote in the election of directors of such other corporation is held by the corporation, shall neither be entitled to vote nor counted for quorum purposes.

Section 8. Notification of Nominations.

Nominations for the election of Directors may be made by or at the direction of the Board of Directors. A stockholder may also nominate a person or persons for election as Directors, but only if written notice of such stockholder's intent to make such nominations is received by the Secretary of the corporation, not later than (i) with respect to an election to be held at a regular annual meeting of stockholders, 90 days in advance of the third Tuesday in May, and (ii) with respect to an election to be held at any other meeting of the stockholders, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting. Each such notice shall set forth (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record entitled to vote at such meeting; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made; (d) such other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board of Directors; and (e) the consent of each nominee to serve as a Director if elected. The chairman of any meeting of stockholders to elect Directors and the Board of Directors shall refuse to recognize the nomination of any person not made in compliance with the foregoing procedure. For purposes of these Bylaws, the "Originally Scheduled Date" of any meeting of stockholders shall be the date such meeting is scheduled to occur in the notice first given to stockholders regardless of whether such meeting is continued or adjourned or whether any subsequent notice is given for such meeting or the record date of such meeting is changed.

Section 9. Proper Business for Stockholders' Meetings.

At any annual or special meeting of the stockholders of the corporation, only business properly brought before the meeting may be transacted. To be properly brought before an annual meeting, business (i) must be specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before a meeting by a stockholder, written notice thereof must have been received by the Secretary of the corporation, not later than (i) with respect to a regular annual meeting, 90 days in advance of the third Tuesday in May, and (ii) with respect to any other meeting, the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by the corporation with the Securities and Exchange Commission, of the Originally Scheduled Date of such meeting. Any such notice shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting, and the reasons for conducting such business at the meeting and the language of the proposal, (ii) the name and address of the stockholder proposing such business, (iii) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting, and (iv) any material interest of the stockholder in such business. No business shall be conducted at any meeting of stockholders except in accordance with this paragraph, and the chairman of any meeting of stockholders and the Board of Directors shall refuse to permit any business to be brought before meeting without compliance with the foregoing procedures.

ARTICLE III

BOARD OF DIRECTORS

Section 1. Number, Qualification and Term of Office.

A majority of the members of the Board of Directors shall not be employees of the Company. These Bylaws shall not be amended to change the requirement for a majority of outside directors unless approved by a vote of the shareholders, or by a vote of a majority of the outside directors, but in no case prior to September 14, 1995. The number, qualification and term of office of the Directors shall be as set forth in the Certificate of Incorporation.

Section 2. Vacancies.

Vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director, at any regular or special meeting of the Board of Directors.

Section 3. Resignations.

Any Director may resign at any time upon written notice to the Secretary of the corporation. Such resignation shall take effect on the date of receipt of such notice or at any later date specified therein; and the acceptance of such resignation shall not be necessary to make it effective.

Section 4. Meetings.

Meetings of the Board of Directors may be called by the Chairman of the Board and shall be called by the Secretary on the written request of a majority of Directors. The Board of Directors may hold its meetings at such place as the Chairman of the Board or in his absence a majority of Directors from time to time may determine. Notice of each meeting shall be sent to each Director by first class mail or by telephone, telegraph or any other means of electronic communication in each case directed to his residence or usual place of business, or delivered to him in person or given to him orally. Notice by mail shall be sent by the Secretary at least ten (10) days previous, and notice by telephone, telegraph or other electronic communication at least five (5) days previous, to the time fixed for the meeting; unless, in case of exigency the Chairman of the Board shall prescribe a shorter notice. A written waiver of notice, signed by the Director entitled to notice, whether before or after the time of the meeting, shall be deemed equivalent to notice. The notice of meeting shall state the time and place of the meeting.

Section 5. Quorum and Manner of Acting.

Except as otherwise provided by statute, the Certificate of Incorporation, or these Bylaws, the presence of a majority of the total number of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the Directors present at any such meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the Directors present may adjourn the meeting, from time to time, until a quorum is present.

Section 6. Organization.

At every meeting of the Board of Directors, the Chairman of the Board or in his absence, a chairman chosen by a majority of the Directors present shall act as chairman of the meeting. The Secretary, or in his absence, an Assistant Secretary, or in the absence of the Secretary and all the Assistant Secretaries, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 7. Consent of Directors in Lieu of Meeting.

Unless otherwise restricted by the Certificate of Incorporation or by these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or any committee designated by the Board, may be taken without a meeting if all members of the Board or committee consent thereto in writing, and such written consent is filed with the minutes of the proceedings of the Board or committee.

Section 8. Telephonic Meetings.

Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

ARTICLE IV

COMMITTEES OF THE BOARD OF DIRECTORS

Section 1. Committees.

The Board of Directors may, by resolution passed by a majority of the Directors, designate such other committees, consisting of one or more Directors, as it may from time to time determine, and each such committee shall serve for such term and shall have and may exercise such duties, functions and powers as the Board of Directors may from time to time prescribe. The Chairman of each such committee shall be designated by the Board of Directors.

Section 2. Committee; Books and Records.

Notice of committee meetings shall be governed by the provisions of Article III, Section 4, above. Each committee shall keep a record of its acts and proceedings, and all action of the committee shall be reported to the Board of Directors at the next meeting of the Board.

Section 3. Quorum and Manner of Action.

At each meeting of any committee the presence of a majority of the members of such committee shall be necessary to constitute a quorum for the transaction of business, and if a quorum is present the concurrence of a majority of those present shall be necessary for the taking of any action.

ARTICLE V

OFFICERS

Section 1. Number

The officers of the corporation shall be a Chairman of the Board, a President, a Secretary, and such other officers as may be elected by the Board of Directors or appointed by the Chairman of the Board. Any number of offices may be held by the same person.

Section 2. Election, Term of Office and Qualifications.

The officers of the corporation shall be elected annually by the Board of Directors. Each officer elected by the Board of Directors shall hold office until his successor shall have been duly elected and qualified, or until he shall have died, resigned or been removed in the manner hereinafter provided.

Section 3. Resignations.

Any officer may resign at any time upon written notice to the Chairman of the Board. Such resignation shall take effect on the date of its receipt, or on any later date specified therein; and the acceptance of such resignation shall not be necessary to make it effective.

Section 4. Removals.

Any officer elected by the Board of Directors may be removed, with or without cause, by the Board of Directors. Any officer appointed by the Chairman of the Board may be removed, with or without cause, by the Chairman of the Board.

Section 5. Vacancies.

Any vacancy occurring in any office of the corporation shall be filled for the unexpired portion of the term in the same manner as prescribed in these Bylaws for regular election or appointment to such office.

Section 6. Compensation of Officers

The salaries of all officers elected by the Board of Directors shall be approved or authorized by the Board of Directors or by the Chairman of the Board when so authorized by the Board of Directors.

Section 7. Chairman of the Board.

The Chairman of the Board shall be the Chief Executive Officer of the corporation and shall have the general and active management of the business of the corporation and general and active supervision and direction over the other officers, agents and employees and shall see that their duties are properly performed. He shall, if present, preside at each meeting of the stockholders and of the Board. He shall perform all duties incident to the office of Chairman of the Board and such other duties as may from time to time be assigned to him by the Board. The Chairman of the Board shall have the power to vote shares stock of other corporations held by the corporation, except as may be otherwise determined by the Board.

Section 8. President.

The President shall have general and active supervision and direction over the business and affairs of the corporation and over its several officers, subject, however, to the direction of the Chairman of the Board. He shall perform all duties incident to the office of President and such other duties as may be assigned to him by the Board, the Chairman of the Board or these Bylaws.

Section 9. Secretary.

The Secretary or one or more Assistant Secretaries shall attend all meetings of the Board and all meetings of the stockholders and act as secretary thereof, and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for any committee of the Board when required. The Secretary shall be given other duties as pertain to his office. The Secretary shall keep in safe custody the seal of the corporation and when authorized by the Board of Directors, affix it, when required, to any instrument. An Assistant Secretary shall perform the duties of the Secretary in the event of his absence or disability and shall perform such other duties as may be imposed upon him by the Board of Directors.

Section 10. Absence or Disability of Officers.

In the absence or disability of the Chairman of the Board or the President, the Board of Directors may designate, by resolution, individuals to perform their duties. The Board of Directors may also delegate this power to a committee.

ARTICLE VI

STOCK CERTIFICATES AND TRANSFER THEREOF

Section 1. Stock Certificates.

Except as otherwise permitted by statute, the Certificate of Incorporation or resolution or resolutions of the Board of Directors, every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of, the corporation by the Chairman of the Board and Chief Executive Officer, the President, or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares, and the class and series thereof, owned by him in the corporation. Any and all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 2. Lost, Destroyed or Mutilated Certificates.

In the case of loss or destruction of a certificate of stock, no new certificate shall be issued in lieu thereof except upon satisfactory proof to the Secretary of such loss or destruction; and upon the giving of satisfactory security, by bond or otherwise, against loss to the corporation, if such is deemed to be required.

Section 3. Record Date.

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than thirty days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

ARTICLE VII

DIVIDENDS

Except as otherwise provided by statute or the Certificate of Incorporation, the Board of Directors may declare dividends upon the shares of its capital stock whenever, and in such amounts as, in its opinion, the condition of the affairs of the corporation shall render it advisable. Dividends may be paid in cash, in property, or in shares of capital stock of the corporation.

ARTICLE VIII

INDEMNIFICATION

Section 1. Right to Indemnification.

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or officer of the corporation or that, being or having been such a Director or officer or employee of the corporation, he or she is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the full extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior thereto) or by other applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in Section 2 with respect to proceedings seeking to enforce rights to indemnification, the corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that if the Delaware General Corporations Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 1 or otherwise.

Section 2. Right of Indemnitee to Bring Suit.

If a claim under Section 1 is not paid in full by the corporation within sixty days after a written claim has been received by the corporation, except in the case of a claim for advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, the indemnitee shall be entitled to be paid also the expense of prosecuting such suit. The indemnitee shall be presumed to be entitled to indemnification under this Article upon submission of a written claim (and, in an action brought to enforce a claim for advancement of expenses, where the required undertaking, if any is required, has been tendered to the corporation), and thereafter the corporation shall have the burden of proof to overcome the presumption that the indemnitee is not so entitled. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.

Section 3. Nonexclusivity of Rights.

The right to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding any amendment to or repeal of this Article, any indemnitee shall be entitled to indemnification in accordance with the provisions hereof and thereof with respect to any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17 , 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 14, 2005

The proposal would amend Alaska's bylaws to require the annual election of directors and to provide that the proposed bylaw amendment may be amended, repealed or replaced only by a majority vote of the shareholders.

We are unable to concur in your view that Alaska may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Alaska may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Alaska has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Alaska may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude that Alaska has met its burden of establishing that Alaska may exclude portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Alaska may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We note your reference to rule 14a-8(l). Under that rule, a company is not required to disclose a shareholder proponent's name and address in its proxy statement. Accordingly, Alaska would not be required to include the shareholder proponent's name or contact information in its proxy statement under rule 14a-8(l). Rather, Alaska could indicate that it will provide the proponent's name and contact information to shareholders promptly upon receiving an oral or written request.

Sincerely,



Daniel Greenspan
Attorney-Advisor